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                                                                January 25, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


  Re:  XO Communications, Inc.
       Registration Statement on Form S-3
       (Commission File No. 333-57813)


Ladies and Gentlemen:


     On behalf of XO Communications, Inc., a Delaware corporation (the "Registrant"), and in accordance with Rules 477 and 478 under the Securities Act of 1933, as amended (the "1933 Act"), we hereby apply for withdrawal of the above-referenced Registration Statement on Form S-3 (the "Registration Statement"), filed with the Securities and Exchange Commission on June 26, 1998 by Old NEXTLINK (as defined below), Central Index Key 0001015126.

     On June 16, 2000 (the "Effective Date"), NEXTLINK Communications, Inc., a Delaware corporation ("Old NEXTLINK"), merged (the "NEXTLINK Merger") with and into the Registrant, which was the surviving corporation in the NEXTLINK Merger. At the time of the NEXTLINK Merger, the Registrant was known as NM Acquisition Corp. and, in connection with the NEXTLINK Merger, the Registrant changed its name to "NEXTLINK Communications, Inc." On October 25, 2000, the Registrant changed its name to "XO Communications, Inc." Pursuant to Rule 12(g)(3) of the Securities and Exchange Act of 1934, as amended, the Registrant is treated as a successor entity to Old NEXTLINK. Additionally, the Registrant, as of the Effective Date, has assumed the payment obligations and all other covenants required to be performed or observed by Old NEXTLINK with respect to securities of Old NEXTLINK outstanding at the Effective Date.

     The request of withdrawal is being made because the shares registered for resale by such Registration Statement are now eligible for resale in compliance with Rule 144 of the 1933 Act.



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Securities and Exchange Commission
January 25, 2001
Page 2



     The undersigned, on behalf of the Registrant pursuant to Rule 478 of the 1933 Act, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn pursuant to Rule 477 under the 1933 Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

     Please forward a copy of such order to the undersigned c/o XO Communications, Inc., 11111 Sunset Hills Road, Reston, VA 20190, facsimile number (703) 547-2479. If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact Kristina Beckman of Wilkie Farr & Gallagher at (212) 728-8107, or me at (703) 547-2049.

                                        XO COMMUNICATIONS, INC.


                                        By: /s/ Richard A. Montfort, Jr.
                                            ------------------------------
                                            Name:  Richard A. Montfort, Jr.
                                            Title: Assistant Secretary